FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


           CEZ has filed final offers for Bulgarian power plants today

The final offers focus on the thermal power plant Varna and the combined heat and power compound Russe, which produces power and heat in cogeneration.

CEZ has thus underscored its serious interest in the region of Southern Europe which it considers one of the two basic target regions of its acquisition strategy.

"This is a further step in our acquisition plans - for several months now, a team of ours has already been at work in Bulgaria, managing our recent successful acquisition of three Bulgarian distribution companies," commented CEZ Chairman and CEO Martin Roman on the filing of offers. "In cooperation with their Bulgarian colleagues, our staff is intensively developing measures to improve the efficiency of these companies; these measures will then be implemented step by step. Should we be successful in the thermal power plant tender, then our Bulgarian team is ready and prepared to manage this acquisition as well," adds Radek Lasak, Board Member and Chief Administrative Officer.

Last year, CEZ was successful in the privatization tender for three Bulgarian distribution companies, for which it paid EUR 281.5 million (almost 9 billion crowns), which represented the biggest foreign investment in the history of the Czech Republic so far.

The Varna and Russe power plants are located in the country's northeast; both operate on imported anthracite. The thermal power plant Varna consists of 6 blocks with a capacity of 210 MW each, so that the total installed capacity of Varna is 1260 MW; the Russe compound's capacity is up to 400 MW.

At the beginning of April, CEZ signed an agreement on the purchase of the Romanian distribution company Electrica Oltenia. By way of its foreign acquisitions, the CEZ group has already doubled the number of its final customers to 6.6 million and thus soared to the eighth rank among Europe's energy companies in terms of this criterion.

This year, CEZ intends to further monitor propitious investment opportunities in the energy sector in Poland, Montenegro, Romania, Macedonia, and other countries in Central and Southeastern Europe.


Eva Novakova
press officer of CEZ, a. s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a. s.

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                                                   (Registrant)
Date:  April 27, 2005
                                             By:  /s/ Libuse Latalova
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                                                   Libuse Latalova
                                            Head of Finance Administration